06008350

SEC[illegible] [illegible]ION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bostonia Global Securities, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

264 Beacon Street, 3rd Floor

(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Diamos 404-303-8840 ext 201

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC

(Name – *if individual, state last, first, middle name*)

464 Hillside Avenue, Suite 202	Needham Heights	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 26 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 1 2006
WASH, D.C.
160

OATH OR AFFIRMATION

I, Anthony Diamos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bostonia Global Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL O BROWN
MY COMMISSION EXPIRES
APRIL 6 2008
FULTON COUNTY, GA
NOTARY PUBLIC

Notary Public

Signature

FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bostonia Global Securities LLC

Financial Statements

For the Years Ended December 31, 2005 and 2004

Bostonia Global Securities LLC
Financial Statements
For the Years Ended December 31, 2005 and 2004

Contents

Page(s)

Independent Auditors' Report	1
Financial Statements:	
Balance Sheet	2
Statement of Income	3
Statement of Members' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 9
Computation of Net Capital	10
Report on Internal Control	11 - 12

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditors' Report

To the Member of
Bostonia Global Securities LLC
Boston, MA

We have audited the accompanying balance sheet of Bostonia Global Securities LLC as at December 31, 2005 and 2004, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bostonia Global Securities LLC as at December 31, 2005 and 2004, and the results of its operations and its cash flows the year ended December 31, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The computation of net capital has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 22, 2006

Bostonia Global Securities LLC
Balance Sheet
As of December 31, 2005 and 2004

	2005	2004
ASSETS		
Current assets:		
Cash	$ 56,650	$ 31,139
Accounts receivable	-	17,208
Reserve account, clearing broker	100,145	-
Total current assets	156,795	48,347
Other assets:		
Note receivable, Bostonia Partners LLC	-	170,000
Property and equipment, net	45,701	-
Total other assets	45,701	170,000
Total Assets	$ 202,496	$ 218,347
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 9,707	$ -
Accrued expenses	6,000	-
Total current liabilities	15,707	-
Equity:		
Common stock	87,500	22,500
Retained earnings	99,289	195,847
Total members' equity	186,789	218,347
Total Liabilities and Members' Equity	$ 202,496	$ 218,347

See Accompanying Notes to Financial Statements

Bostonia Global Securities LLC
Statement of Income
As of December 31, 2005 and 2004

	2005	2004
REVENUE	$2,693,696	$ 215,283
OPERATING EXPENSES:		
Accounting expense	23,044	4,760
Advertising	693	-
Bank service charges	2,318	60
Commissions	426,000	-
Depreciation	7,696	-
Dues and subscriptions	54,730	-
Education and training	1,287	-
Insurance	476	369
Legal and professional fees	121,785	1,611
License and registration	8,825	10,855
Meals and entertainment	3,509	527
Office supplies and expense	24,137	16
Postage and delivery	6,233	-
Rent	16,520	-
Travel and lodging	21,371	1,200
Total operating expenses	718,624	19,398
NET INCOME	$1,975,072	$ 195,885

See Accompanying Notes to Financial Statements

Bostonia Global Securities LLC
Statement of Members' Equity
As of December 31, 2005 and 2004

	Common Stock	Retained Earnings	Total Members' Equity
Balance at December 31, 2003	$ 15,000	$ (38)	$ 14,962
Members' capital contributions	7,500	-	7,500
Net income	-	195,885	195,885
Balance at December 31, 2004	22,500	195,847	218,347
Members' capital contributions	65,000	-	65,000
Members' capital distributions	-	(2,071,630)	(2,071,630)
Net income	-	1,975,072	1,975,072
Balance at December 31, 2005	$ 87,500	$ 99,289	$ 186,789

See Accompanying Notes to Financial Statements

Bostonia Global Securities LLC
Statement of Cash Flows
As of December 31, 2005 and 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,975,072	$ 195,885
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation	7,696	-
(Increase) decrease in operating assets:		
Accounts receivable	17,208	(17,208)
Note receivable, Bostonia Partners LLC	170,000	(170,000)
Reserve account, clearing broker	(100,145)	-
Increase (decrease) in operating liabilities:		
Accounts payable	9,707	-
Accrued expenses	6,000	-
Net Cash Provided by Operating Activities	2,085,538	8,677
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(53,397)	-
Net Cash Used in Investing Activities	(53,397)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' capital contributions	65,000	7,500
Distributions to members	(2,071,630)	-
Net Cash Provided by (Used in) Financing Activities	(2,006,630)	7,500
Net Increase in Cash	25,511	16,177
Cash at Beginning of Period	31,139	14,962
Cash at End of Period	$ 56,650	$ 31,139

See Accompanying Notes to Financial Statements

1. *Nature of Business*

Bostonia Global Securities LLC (the "Company") is an investment banking boutique located in Boston, Massachusetts. The Company specializes in the private placement of debt securities.

2. *Summary of Significant Accounting Policies*

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Accounts Receivable
Accounts are charged to bad debt expense as they are deemed uncollectible based on a periodic review of the accounts. At December 31, 2005 and 2004, management considered all accounts receivable to be collectible.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *Note Receivable, Bostonia Partners LLC*

During 2004, the Company loaned $170,000 to Bostonia Partners LLC, a 51% member of the Company. The note was unsecured, non-interest bearing with principal repayments as agreed to by the Company and Bostonia Partners, LLC. During 2005, the note was paid in full by a charge to members' capital distribution.

4. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	*2005*	*2004*
Furniture and fixtures	7 years	$ 11,657	$ -
Computer equipment	5 years	27,980	-
Office equipment	5 years	13,760	-
		53,397	-
Less accumulated depreciation		(7,696)	-
		$ 45,701	$ -

Depreciation expense totaled $7,696 for the year ended December 31, 2005.

5. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the years ended December 31, 2005, and 2004 the Company had net capital of $140,943 and $31,139, which was in excess of the minimum net capital of $5,000 and the Company's aggregate indebtedness to net capital ratio was 0.11 to 1 and 0.00 to 1 respectively

6. *SEC Reporting Requirements*

The following SEC information is not applicable to the Company:

- Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- A copy of the SIPC Supplement Report.
- A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

7. *Commitments*

Lease Commitments
The Company leases office facilities at 264 Beacon Street, Boston, MA. The Company's annual future minimum payments required under this lease are as follows:

2006	$ 13,230
Total	$ 13,230

Fully Disclosed Correspondent Clearing Agreement
During 2005, the Company entered into a fully disclosed correspondent clearing agreement with another broker-dealer (the "clearing firm"). The agreement provides, among other things, that the clearing firm will act as the securities clearing firm for the Company. The agreement also required the Company to deposit $100,000 in a reserve account with the clearing firm as a security deposit to be refunded at the termination of the agreement. During 2005, no transactions were cleared under this agreement.

Finder's Fee Arrangement
During 2005, the company entered into a finder's fee arrangement with a consultant to the Company. The arrangement calls for the payment of a finder's fee as a sliding percentage of company revenue and is due and payable through April 30, 2006. As of December 31, 2005 all fees due under this agreement had been paid and recorded as professional fees.

8. *Reconciliation with Company's Computation of Net Capital Included in Part IIA of Form X-17A -5 as of December 31, 2005 and 2004*

There was no significant difference between net capital reported in Part IIA of Form X-17A-5 and net capital reported in footnote 4.

Bostonia Global Securities LLC
Computation of Net Capital
As of December 31, 2005 and 2004

	2005	2004
Total assets	$ 202,496	$ 218,347
Total liabilities	15,707	-
Net worth	186,789	218,347
Non-allowable assets	(45,846)	(187,208)
Net capital	140,943	31,139
Minimum net capital	5,000	5,000
Excess net capital	$ 135,943	$ 26,139

See Independent Auditors' Report

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control

To the Member of
Bostonia Global Securities LLC
Boston, MA

In planning and performing our audit of the financial statements of Bostonia Global Securities LLC for the years ended December 31, 2005 and 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility

are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 and 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 22, 2006